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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        July                                  2006
                         --------------------------------     ----------------
Commission File Number   000-29898
                         --------------------------------     ----------------

                           Research In Motion Limited
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                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

            Form 20-F                       Form 40-F      X
                      ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                            No        X
                         ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




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

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


    Document                                                            Page No.

        1          Report of Voting Results, Annual General Meeting of
                   Shareholders, July 18, 2006                              1

                                                                   DOCUMENT 1

                           RESEARCH IN MOTION LIMITED
                               (the "Corporation")

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                         HELD ON TUESDAY, JULY 18, 2006

                            REPORT OF VOTING RESULTS
             Pursuant to Section 11.3 of National Instrument 51-102

Matters Voted Upon

1.     Election of Directors                  Outcome of Vote      Votes For        Votes Withheld

       The election of the following           Carried by a          99.61%              0.39%
       nominees as directors of the            show of hands     (143,603,762)         (556,578)
       Corporation: Michael Lazaridis,
       James Balsillie, Douglas Fregin,
       Kendall Cork, James Estill, John
       Richardson and Dr. Douglas
       Wright.

2.     Appointment of Auditor

       The re-appointment of Ernst &           Carried by a          99.93%              0.07%
       Young LLP as the Auditor of the         show of hands     (144,054,929)         (105,411)
       Corporation, and authorizing
       the directors to fix the
       Auditor's remuneration.



                                                           RESEARCH IN MOTION LIMITED


                                                           /s/ Dennis Kavelman
                                                           ________________________________
                                                           Dennis Kavelman,
                                                           Corporate Secretary

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              RESEARCH IN MOTION LIMITED
                                      ----------------------------------------
                                                      (Registrant)

Date:   July 26, 2006                 By: /S/ DENNIS KAVELMAN
        -------------------------         ------------------------------------
                                          Name:  Dennis Kavelman
                                          Title: Corporate Secretary